# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOS Ltd., CIK 0001346610
CUSIP: 83587W304
Title of class of securities: American Depository Shares, representing Class A Ordinary Shares, par value $0.005
Address of issuer's principal executive offices: Bldg 6, E SeaviewPark, 298 Haijing Rd, Y, West Coast New District, Quingdao City, Shandong Province, China (F4), 266400
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-24-000420
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 210,000; shared voting power 0; sole dispositive power 210,000; shared dispositive power 0; aggregate amount beneficially owned 210,000 (2.28% of the class)

## Item 1. Issuer
Name of issuer: SOS Ltd.
Address of issuer's principal executive offices: Bldg 6, E. SeaviewPark, 298 Haijing Road, Yinzhu St, West Coast New District, Quingdao City, Shandong Province 266400, People's Republic of China

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
210,000

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on March 25, 2024, covering 1,744,444 American Depository Shares and 3,488,888 warrants purchased on March 13, 2024. The amounts in Row (5), (7) and (9) represent 210,000 warrants to purchase American Depository Shares. The percentage set forth on Row (11) of the cover page for the reporting person is based on 9,005,917 American Depository Shares outstanding, immediately after the offering, based on the Issuer's Prospectus Supplement filed under Rule 424(b)(5) of the Securities Act of 1933 as filed with the Securities and Exchange Commission on July 31, 2025.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 2.28%
Sole power to vote or to direct the vote: 210,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 210,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (08/07/2025)